IntraLinks, Inc.
                            1372 Broadway, 11th Floor
                                    New York,
                                 New York 10018

                                                              November 21, 2005
Via Edgarlink and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Mr. Steven Jacobs, Mr. Michael E. McTiernan,
                  Mr. David Roberts and Ms. Rachel Zablow

Re:      IntraLinks, Inc.
         Form S-1 Registration Statement
         File No. 333-126308

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), IntraLinks, Inc. (the "Company") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the Company's Registration Statement (File No. 333-126308) on Form S-1 filed with the Commission on June 30, 2005 and amended on October 3, 2005, October 28, 2005, November 14, 2005, November 16, 2005 and November 17, 2005 (the "Registration Statement"), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

     The Registration Statement was filed in connection with a proposed initial public offering of the Company's common stock, par value $0.01 per share (the "Common Stock"). The Company has determined not to move forward with its proposed initial public offering at this time due to unfavorable market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a)of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company's Common Stock were made pursuant to the Registration Statement.

     If you have any questions, please contact Stephen M. Davis or Peter DiIorio of Heller Ehrman LLP at 212-832-8300.

                                 Sincerely,
                                 IntraLinks, Inc.



                                 By:/s/ GARY HIRSCH
                                 Name:Gary Hirsch
                                 Title: Vice President & General Counsel